UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Core Scientific, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

21873J108

(CUSIP Number)

David Maryles

Managing Director, Legal and Compliance

BlackRock, Inc.

55 East 52nd Street

New York, NY 10055

(212) 810-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21873J108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlackRock, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,737,778
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,737,778
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,737,778
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐ See Item 5 herein.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14.	TYPE OF REPORTING PERSON (see instructions) HC

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Core Scientific, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 210 Barton Springs Road, Suite 300, Austin, Texas 78704.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by BlackRock, Inc. (“BlackRock”). BlackRock is a Delaware corporation that, through its subsidiaries, provides diversified investment management directly and indirectly through various investment products to institutions, intermediaries and individual investors. Investment management services primarily consist of the management of equity, fixed income, multi-asset class, alternative investment and cash management products. BlackRock, through its subsidiaries (each an “Advisory Subsidiary” and collectively the “Advisory Subsidiaries”), offers its investment products in a variety of accounts, including open-end and closed-end mutual funds, iShares® exchange-traded funds, collective investment trusts and separate accounts. In addition, the Advisory Subsidiaries provide market risk management, financial markets advisory and enterprise investment system services to a broad base of clients. Financial markets advisory services include valuation services relating to illiquid securities, dispositions and workout assignments (including long-term portfolio liquidation assignments), risk management and strategic planning and execution. The principal office and business address of BlackRock is 55 East 52nd Street, New York, NY 10055.

BlackRock did not acquire beneficial ownership of any securities of the Issuer with the purpose or effect of changing or influencing the control of the Issuer or as a participant in any transaction having such purpose or effect, or in connection with any plan or proposal that would be subject to disclosure under Item 4 of Schedule 13D with respect to the Issuer. The Advisory Subsidiaries, as the investment advisers to certain client accounts, continue to hold Common Stock in their ordinary course of business, not with the purpose or effect of changing or influencing the control of the Issuer or as a participant in any transaction having such purpose or effect, and not in connection with any plan or proposal that would be subject to disclosure under Item 4 of Schedule 13D with respect to the Issuer. However, BlackRock is filing this Schedule 13D because certain of its affiliates have taken actions described in Item 4 below.

(b) – (c) and (f) Current information concerning the identity and background of each of the executive officers and directors of BlackRock, as well as applicable additional information called for by Items 3 through 6, is set forth on Annex A (collectively, the “Covered Persons”), attached hereto and incorporated herein by reference.

(d) and (e) During the last five years, neither BlackRock, nor to the best of its knowledge, any Covered Person has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Neither the present filing nor anything contained herein shall be construed as an admission that BlackRock constitutes a “person” for any purposes other than Section 13(d) of the Exchange Act.

Item 3. Source and Amount of Funds or Other Consideration.

As of December 28, 2022, BlackRock, in its role as the parent of the Advisory Subsidiaries in the capacity as investment advisers to certain client accounts, held beneficial ownership of 4,737,778 shares of Common Stock that are issuable upon conversion of approximately $37.9 million in aggregate principal amount of secured convertible notes acquired for an aggregate purchase price of approximately $35 million. Such acquisitions were made for investment purposes with available funds of the applicable client accounts in the ordinary course of business of the Advisory Subsidiaries.

Transactions made for investment purposes in the ordinary course of business of the Advisory Subsidiaries are undertaken solely for the benefit of the applicable client account and, other than with respect to the Managed Funds (as defined below), are independent from the matters described in Item 4 below. See Annex A for applicable information regarding Covered Persons.

Item 4. Purpose of Transaction.

All of the Common Stock of the Issuer reported on this Schedule 13D was acquired in the ordinary course of business for investment purposes by funds and accounts for which certain of the Advisory Subsidiaries act as investment advisers.

In connection with the filing by the Issuer and certain of its affiliates (collectively, the “Debtors”) of voluntary petitions (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”), the Debtors entered into a Senior Secured Super-Priority Debtor-in-Possession Loan and Security Agreement, dated as of December 22, 2022 (the “DIP Credit Agreement”), with Wilmington Savings Fund Society, FSB, as administrative agent (the “Administrative Agent”), and the lenders from time to time party thereto (collectively, the “DIP Lenders”), which DIP Lenders include certain funds and accounts managed by subsidiaries of BlackRock that hold secured convertible notes of the Issuer (such funds and accounts managed by subsidiaries of BlackRock, collectively, the “Managed Funds”).

Pursuant to the terms of the DIP Credit Agreement, the DIP Lenders provided new financing commitments to the Issuer under a new money multiple draw term loan facility (the “New Money DIP Facility”) in an initial aggregate principal amount of up to $75 million, approximately $57 million of which was committed to by the initial DIP Lenders, including $17 million from the Managed Funds. Under the New Money DIP Facility, (i) $37.5 million will be available following Bankruptcy Court approval on an interim basis (the “Interim DIP Order”), and (ii) up to $37.5 million will be available following Bankruptcy Court approval on a final basis (the “Final DIP Order”), subject to obtaining commitments for the full amount of the New Money DIP Facility.

The DIP Credit Agreement provides for a credit facility pursuant to which up to $75 million of aggregate claims of the holders of the Issuer’s secured convertible notes who are DIP Lenders (or affiliates, partners or investors of the DIP Lenders) will, upon entry of the Final DIP Order, automatically be deemed substituted and exchanged for, and converted, into (such conversion, the “Roll Up”) debtor-in-possession loans (the “Roll Up Loans”) (such credit facility, together with the New Money DIP Facility, the “DIP Facility”) on a cashless dollar for dollar basis, in each case, in accordance with and subject to the terms and conditions in the DIP Credit Agreement.

Borrowings under the New Money DIP Facility will bear interest at a rate of 10% which, together with certain fees payable in connection with the DIP Facility, will be payable in kind. Roll Up Loans will not bear interest. The DIP Lenders will receive upfront commitment fees equal to 2% of the aggregate commitments under the New Money DIP Facility when drawn, payable in kind, and exit fees equal to (i) in the case of an acceptable exit roll transaction, (x) 3% of the accreted outstanding principal amount of the New Money Loans at such time, and (y) 2% of the outstanding principal amount of the Roll Up Loans as set forth in the DIP Credit Agreement, or (ii) otherwise (x) 15% of the accreted outstanding principal amount of the New Money Loans at such time and (y) 2% of the outstanding principal amount of the Roll Up Loans at such time as set forth in the DIP Credit Agreement. The DIP Credit Agreement includes milestones, representations and warranties, covenants applicable to the Debtors, and events of default. If an event of default under the DIP Credit Agreement occurs, the Administrative Agent may, among other things, permanently reduce any remaining commitments and declare the outstanding obligations under the DIP Credit Agreement to be immediately due and payable.

The DIP Credit Agreement has a maturity date of June 21, 2023, which can be extended, under certain conditions, by an additional three months to September 21, 2023. The DIP Credit Agreement will also terminate on the date that is the earliest of the following (i) January 25, 2023, if no Final DIP Order is entered (or such later date as may be agreed in writing by the Required Lenders (as defined in the DIP Credit Agreement)), (ii) the maturity date, (ii) the date of consummation of any transaction pursuant to which all or substantially all of the assets of the Issuer and the other credit parties will be sold, transferred or otherwise disposed, (iii) the effective date of a plan in the Chapter 11 Cases, and (iv) the date on which all amounts owed thereunder become due and payable and the commitments are terminated.

The foregoing description of the DIP Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the DIP Credit Agreement, which is filed as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

On December 22, 2022, the Managed Funds also entered into a Restructuring Support Agreement (the “Support Agreement”), with the Issuer and certain other holders of (x) the Issuer’s secured convertible notes and/or (y) DIP Commitments (as defined in the Support Agreement) or loans under the DIP Facility (the “Consenting Creditors”), pursuant to which, among other things, the Consenting Creditors agreed, for the duration of the Support Period (as defined in the Support Agreement), to vote in favor a joint plan of reorganization (the “Plan”) of the Debtors under the Bankruptcy Code and not to take certain other actions, including those that would reasonably be expected to prevent, interfere with, delay or impede the consummation of the Plan and the restructuring contemplated by the Support Agreement.

The Support Agreement, together with the restructuring term sheet included therein, and Plan contemplate, among other things:

•

At emergence, (i) the refinancing of the DIP Facility with third-party exit financing for an amount not to exceed the sum of (a) 112% of the then-outstanding principal amount of the DIP Facility on the Effective Date (as defined in the Support Agreement), and (b) interest, fees, and other amounts arising thereunder or payable pursuant thereto (and in any event an amount sufficient to repay the DIP Facility in full, in cash) or (ii) the rolling of the DIP Facility into 4-year exit term loan facility on the same terms and the issuance of warrants to the DIP Lenders for up to 30% of the New Common Shares (as defined in the Support Agreement), subject to dilution by the Management Incentive Plan (as defined in the Support Agreement) and warrants issued to holders of general unsecured claims and existing equityholders.

•

The equitization of the Issuer’s secured convertible notes in exchange for 97% of the New Common Shares, subject to dilution by the Management Incentive Plan, the warrants issued in connection with the rolling of the DIP Facility and the warrants issued to holders of general unsecured claims and existing equityholders;

•	The issuance of up to $75 million in New Second Lien Notes (as defined in the Support Agreement) to certain holders of the Issuer’s secured convertible notes at their option;

•

The issuance of Miner Equipment Takeback Debt (as defined in the Support Agreement) to holders of Miner Equipment Financing Claims (as defined in the Support Agreement), for the secured portion of their claims;

•	The reinstatement of secured Non-Miner Financing Claims (as defined in the Support Agreement); and

•

recoveries to holders of General Unsecured Claims (as defined in the Support Agreement) and existing equity in the form of New Common Shares and warrants exercisable as certain enterprise values are achieved.

The Support Agreement also contemplates the following milestones with respect to the Chapter 11 Cases:

•	No later than 5 days after the Petition Date (as defined in the Support Agreement), the Bankruptcy Court shall have entered the Interim DIP Order;

•	No later than 35 days after the Petition Date, the Bankruptcy Court shall have entered the Final DIP Order;

•	No later than 75 days after the Petition Date, the Issuer shall have filed with the Bankruptcy Court the Plan and the Disclosure Statement (as defined in the Support Agreement);

•

No later than 150 days after the Petition Date, the Bankruptcy Court shall have entered the Confirmation Order (as defined in the Support Agreement), subject to extension in accordance with the Support Agreement; and

•	No later than 165 days after the Petition Date (subject to extension in accordance with the Support Agreement), the Plan Effective Date (as defined in the Support Agreement) shall have occurred.

During the Support Period, the Consenting Creditors, including the Managed Funds, have agreed not to Transfer (as defined in the Support Agreement), directly or indirectly, in whole or in part, any of their Claims (as defined in the Support Agreement), including granting any proxies, depositing any Claims into a voting trust or entering into a voting agreement with respect to any such Claims, unless the transferee thereof is a Consenting Creditor or, prior to such Transfer, the transferee agrees to become a Consenting Creditor by entering into a joinder to the Support Agreement.

Under the terms of the Support Agreement, the Requisite Consenting Creditors (as defined in the Support Agreement) have the right to designate four out of the five members of the initial board of directors of the Reorganized Debtors (as defined in the Support Agreement). In addition, the Support Agreement contemplates that the Reorganized Debtors will enter into one or more registration rights agreements with the holders of (i) Prepetition Secured Convertible Notes Claims (as defined in the Support Agreement) who receive New Common Shares, and (ii) holders of DIP Claims (as defined in the Support Agreement) who receive DIP Warrants (as defined in the Support Agreement), which registration rights agreements shall include (a) demand registration rights for a holder or holders who hold an aggregate of more than 5% of the equity of the Reorganized Debtors (on a diluted basis treating the DIP Warrants as if exercised), such demand to be exercisable up to 2 times per year, subject to minimum expected proceeds of $5 million and (b) piggyback registration rights for all holders of New Common Stock or DIP Warrants that are party to the registration rights agreement. Pursuant to the Support Agreement, the Reorganized Debtors have agreed to take the steps necessary to continue to be a public company that is listed on the Nasdaq or the NYSE on or as soon as reasonable practicable after the Effective Date.

The foregoing description of the Support Agreement and the transactions and documents contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Support Agreement as filed as Exhibit 2 hereto and incorporated by reference herein.

As a result of the foregoing, BlackRock may be deemed to have formed a “group,” as such term is used in Regulation 13D under the Act with the other parties to the Support Agreement and the DIP Credit Agreement who beneficially own shares of the Issuer’s Common Stock. BlackRock disclaims any membership or participation in a “group” with such other parties to the Support Agreement and the DIP Credit Agreement or their affiliates and further disclaims beneficial ownership of any shares of Common Stock beneficially owned by any such parties or their affiliates, including approximately 16 million shares of Common Stock believed to be beneficially owned by funds and accounts managed or advised by Gullane Capital LLC or its affiliates on the date hereof.

Except as set forth in this Schedule 13D and in the Support Agreement, the activities described herein will not restrict BlackRock’s Advisory Subsidiaries’ exercise of investment or voting power with respect to the Common Stock to which this Schedule 13D relates. Except as set forth in this Schedule 13D, BlackRock has no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D. Each of BlackRock’s Advisory Subsidiaries may evaluate on a continuing basis its client accounts’ investment in the Issuer and BlackRock expects that such Advisory Subsidiaries may, subject to the terms of the Support Agreement where applicable, from time to time acquire or dispose of Common Stock or other securities of the Issuer on behalf of such client accounts. Any acquisitions or dispositions will depend upon (i) the price and availability of the Issuer’s securities; (ii) subsequent developments concerning the Issuer’s business and prospects and the industry in which the Issuer operates; (iii) BlackRock’s Advisory Subsidiaries’ general investment policies with respect to the applicable accounts managed by BlackRock’s Advisory Subsidiaries; (iv) other investment and business opportunities available to BlackRock’s Advisory Subsidiaries on behalf of their clients; (v) general market and economic conditions; (vi) tax considerations; and (vii) such other factors as BlackRock’s Advisory Subsidiaries may consider relevant. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions or privately negotiated transactions.

See Annex A for applicable information regarding Covered Persons.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The responses of BlackRock to Rows (7) through (11), and (13) of the cover page of this Schedule 13D are incorporated herein by reference. See Annex A for applicable information regarding Covered Persons. In addition, pursuant to Section 13(d)(3) of the Exchange Act, BlackRock and the other parties to the Support Agreement and the DIP Credit Agreement who beneficially own shares of the Issuer’s Common Stock may, on the basis of the facts described elsewhere in this Schedule 13D, be considered to be a “group.” BlackRock disclaims any membership or participation in a “group” with such other parties to the Support Agreement and the DIP Credit Agreement or their affiliates and further disclaims beneficial ownership of any shares of Common Stock beneficially owned by such parties or their affiliates, including approximately 16 million shares of Common Stock believed to be beneficially owned by funds and accounts managed or advised by Gullane Capital LLC or its affiliates on the date hereof.

The aggregate percentage of shares of Common Stock reported as beneficially owned by BlackRock was calculated based on 374,527,988 shares of Common Stock issued and outstanding as of November 14, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 filed with the U.S. Securities and Exchange Commission on November 22, 2022.

The Common Stock beneficially owned by BlackRock includes Common Stock beneficially owned by its Advisory Subsidiary, BlackRock Financial Management, Inc.

(c) Annex B, attached hereto, sets forth transactions in the Common Stock that were effected during the 60-day period ended December 28, 2022. The transactions in the Common Stock described on Annex B were effected on securities exchanges unless otherwise indicated therein.

(d) Except for investment advisory clients of the Advisory Subsidiaries, who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock, no other person is known by BlackRock to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock that may be beneficially owned by BlackRock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 is hereby incorporated herein by reference.

In August 2021, the Managed Funds entered into a secured convertible note purchase agreement with the Issuer and the other investors thereunder pursuant to which the Issuer issued $299.8 million of convertible notes in August through November 2021, including approximately $35 million to such Managed Funds, which notes became secured notes upon consummation of the business combination transaction in January 2022. The secured convertible notes have a minimum payoff based on the face value plus accrued interest and are secured by a lien on the same collateral securing the $215 million of secured convertible notes issued by the Issuer in April 2021. The secured convertible notes have a maturity date of April 2025 and bear interest at a rate of 10% per annum, of which 4% is payable in cash and 6% is payable in kind. The convertible notes are convertible into shares of Common Stock at the option of the holder at a conversion price equal to $8.00 per share. As of December 28, 2022, after giving effect to the receipt by the Managed Funds of the interest payable in kind on such secured convertible notes through such date, the Managed Funds held approximately $37.9 million in aggregate principal amount of secured convertible notes. The foregoing description of the secured convertible note purchase agreement in this Item 6 do not purport to be complete and is qualified in its entirety by reference to the Convertible Note Purchase Agreement, as amended, and the form of Convertible Promissory Note as filed as Exhibits 3 through 5 hereto and incorporated by reference herein.

Except as set forth in this Schedule 13D and in the Support Agreement, there are no contracts, arrangements, understandings or relationships between BlackRock and any other person with respect to any securities of the Issuer or among the Advisory Subsidiaries, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies (other than the transfer of voting rights with respect to shares of Common Stock that are loaned out in the ordinary course of BlackRock’s and its subsidiaries’ securities lending programs).

Item 7. Materials to Be Filed as Exhibits.

Exhibit No.	Description

1.	Senior Secured Super-Priority Debtor-In-Possession Loan and Security Agreement dated December 22, 2022 among the Issuer, certain subsidiaries of the Issuer, the lenders party thereto and Wilmington Savings Fund Society, FSB, as administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 27, 2022).

2.	Restructuring Support Agreement dated December 22, 2022 by and among the Issuer and the convertible noteholders and/or lenders under the DIP Credit Agreement party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 27, 2022).

3.	Convertible Note Purchase Agreement by and among Core Scientific Holding Co., the Guarantors thereto, the Purchasers thereto and U.S. Bank National Association as note agent and collateral agent, dated August 20, 2021 (incorporated by reference to Exhibit 4.7 to Amendment No. 3 to the Registration Statement on Form S-4 (Registration Number 333-258720) filed by the Issuer with the Securities and Exchange Commission on November 19, 2021).

4.	First Amendment to Convertible Note Purchase Agreement by and among Core Scientific Holding Co., the Guarantors thereto, the Purchasers thereto and U.S. Bank National Association as note agent and collateral agent dated September 23, 2021(incorporated by reference to Exhibit 4.8 to Amendment No. 3 to the Registration Statement on Form S-4 (Registration Number 333-258720) filed by the Issuer with the Securities and Exchange Commission on November 19, 2021).

5.	Form of Convertible Promissory Note (included in Exhibit 3 hereto (as Exhibit A thereto) and incorporated by reference to Exhibit 4.7 to Amendment No. 3 to the Registration Statement on Form S-4 (Registration Number 333-258720) filed by the Issuer with the Securities and Exchange Commission on November 19, 2021).

6.	Power of Attorney, dated January 2, 2019, relating to BlackRock, Inc. (incorporated by reference to Exhibit B to Schedule 13G filed by BlackRock, Inc. with respect to the Issuer’s Common Stock on February 3, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2022

BlackRock, Inc.

By:	/s/ David Maryles
Name: David Maryles
Title: Attorney-in-Fact

Annex A

The following is a list of the executive officers and directors of BlackRock, Inc. (collectively, the “Covered Persons”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. Each Covered Person is a citizen of the United States, unless otherwise noted, and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by BlackRock).

Executive Officers

Name	Position	Business Address	Citizenship

Laurence D. Fink	Chairman and Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Robert S. Kapito	President	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Rachel Lord	Senior Managing Director and Chair and Head of Asia Pacific	BlackRock, Inc. 16/F Champion Tower 3 Garden Road Central, Hong Kong	U.K.

Robert L. Goldstein	Senior Managing Director, Chief Operating Officer and Head of BlackRock Solutions	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

J. Richard Kushel	Senior Managing Director and Head of the Portfolio Management Group	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Stephen Cohen	Senior Managing Director and Head of Europe, Middle East and Africa	BlackRock, Inc. Drapers Gardens 12 Throgmorton Avenue London EC2N 2DL United Kingdom	U.K.

Mark S. McCombe	Senior Managing Director and Chief Client Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.K.

Christopher J. Meade	Senior Managing Director, Chief Legal Officer and General Counsel	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Manish Mehta	Senior Managing Director and Global Head of Human Resources	BlackRock, Inc. 400 Howard Street San Francisco, CA 94105	U.S.

Gary S. Shedlin	Senior Managing Director and Chief Financial Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Mark Wiedman	Senior Managing Director and Head of International and of Corporate Strategy	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Marc Comerchero	Managing Director, Chief Accounting Officer and Global Controller	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Directors

Name	Principal Occupation or Employment	Business Address	Citizenship

Bader M. Alsaad	Arab Fund for Economic & Social Development – Chairman of the Board and Director General	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Kuwait

Pamela Daley	General Electric Company – Former Senior Vice President of Corporate Business Development	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Laurence D. Fink	BlackRock, Inc. – Chairman and Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

William E. Ford	General Atlantic – Chairman and Chief Executive Officer	General Atlantic Park Avenue Plaza 55 East 52nd Street, 33rd Fl New York, NY 10055	U.S.

Fabrizio Freda	The Estée Lauder Companies Inc. – President and Chief Executive Officer	Estée Lauder Companies 767 Fifth Avenue New York, NY 10153	Italy & U.S.

Murry S. Gerber	EQT Corporation – Former Executive Chairman, Chairman, President and Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Margaret “Peggy” L. Johnson	Magic Leap, Inc. – Chief Executive Officer	Magic Leap 7500 W. Sunrise Blvd Plantation, FL 33322	U.S.

Robert S. Kapito	BlackRock, Inc. – President	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Cheryl D. Mills	BlackIvy Group LLC – Founder and Chief Executive Officer	BlackIvy Group LLC 2300 N Street NW Suite 630 Washington DC 20037	U.S.

Gordon M. Nixon	Royal Bank of Canada – Former President, Chief Executive Officer and Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Canada

Kristin C. Peck	Zoetis Inc. – Chief Executive Officer	Zoetis Inc. 10 Sylvan Way Parsippany, NJ 07054	U.S.

Charles H. Robbins	Cisco Systems, Inc. – Chairman and Chief Executive Officer	Cisco Systems, Inc. 170 West Tasman Drive San Jose, CA 95134	U.S.

Marco Antonio Slim Domit	Grupo Financiero Inbursa, S.A.B. de C.V. – Chairman	Grupo Financiero Inbursa Av. Paseo de las Palmas, #736 Floor 1 Colonia Lomas de Chapultepec C.P. 11000, México D.F.	Mexico

Hans E. Vestberg	Verizon Communications Inc. – Chairman and Chief Executive Officer	Verizon Communications Inc. 1095 Avenue of the Americas New York, NY 10036	Sweden

Susan L. Wagner	BlackRock, Inc. – Former Vice Chairman	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Mark Wilson	Abacai – Co-Chairman and Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	New Zealand

Annex B

Transactions in Common Stock

(60-day period ended December 28, 2022)

Legal Entity	Trade Date	Amount	Trade Price (S)	Buy/Sell
BlackRock Fund Advisors	10/31/2022	5,370	0.20	BUY
BlackRock Fund Advisors	10/31/2022	-5,956	0.20	SELL
BlackRock Fund Advisors	10/31/2022	-2,978	0.20	SELL
BlackRock Fund Advisors	10/31/2022	11,814	0.20	BUY
BlackRock Fund Advisors	10/31/2022	10,740	0.20	BUY
BlackRock Fund Advisors	10/31/2022	5,956	0.20	BUY
BlackRock Fund Advisors	10/31/2022	-724	0.20	SELL
BlackRock Fund Advisors	10/31/2022	16,110	0.20	BUY
BlackRock Fund Advisors	10/31/2022	-23,628	0.20	SELL
BlackRock Fund Advisors	10/31/2022	10,423	0.20	BUY
BlackRock Fund Advisors	11/01/2022	543	0.18	BUY
BlackRock Fund Advisors	11/01/2022	12,888	0.18	BUY
BlackRock Fund Advisors	11/01/2022	12,888	0.18	BUY
BlackRock Fund Advisors	11/01/2022	-8,592	0.18	SELL
BlackRock Fund Advisors	11/01/2022	-2,322	0.18	SELL
BlackRock Fund Advisors	11/01/2022	4,296	0.18	BUY
BlackRock Fund Advisors	11/01/2022	4,296	0.18	BUY
BlackRock Fund Advisors	11/01/2022	-2,978	0.18	SELL

BlackRock Fund Advisors	11/01/2022	32,220	0.18	BUY
BlackRock Fund Advisors	11/01/2022	5,956	0.18	BUY
BlackRock Fund Advisors	11/02/2022	17,184	0.17	BUY
BlackRock Fund Advisors	11/02/2022	-10,740	0.17	SELL
BlackRock Fund Advisors	11/02/2022	6,444	0.17	BUY
BlackRock Fund Advisors	11/02/2022	3,222	0.17	BUY
BlackRock Fund Advisors	11/02/2022	3,222	0.17	BUY
BlackRock Fund Advisors	11/02/2022	-108	0.17	SELL
BlackRock Fund Advisors	11/02/2022	-133,176	0.17	SELL
BlackRock Fund Advisors	11/02/2022	2,148	0.17	BUY
BlackRock Fund Advisors	11/02/2022	-181	0.17	SELL
BlackRock Fund Advisors	11/02/2022	7,518	0.17	BUY
BlackRock Fund Advisors	11/02/2022	10,740	0.17	BUY
BlackRock Fund Advisors	11/02/2022	-21,480	0.17	SELL
BlackRock Fund Advisors	11/03/2022	7,445	0.18	BUY
BlackRock Fund Advisors	11/03/2022	10,740	0.18	BUY
BlackRock Fund Advisors	11/03/2022	3,222	0.18	BUY
BlackRock Fund Advisors	11/03/2022	12,888	0.18	BUY
BlackRock Fund Advisors	11/03/2022	-5,370	0.18	SELL
BlackRock Fund Advisors	11/03/2022	5,956	0.18	BUY
BlackRock Fund Advisors	11/04/2022	-4,296	0.16	SELL

BlackRock Fund Advisors	11/04/2022	580	0.16	BUY
BlackRock Fund Advisors	11/04/2022	-40,812	0.16	SELL
BlackRock Fund Advisors	11/04/2022	2,978	0.16	BUY
BlackRock Fund Advisors	11/04/2022	-1,489	0.16	SELL
BlackRock Fund Advisors	11/04/2022	4,296	0.16	BUY
BlackRock Fund Advisors	11/07/2022	10,740	0.17	BUY
BlackRock Fund Advisors	11/07/2022	-2,978	0.17	SELL
BlackRock Fund Advisors	11/07/2022	21,480	0.17	BUY
BlackRock Fund Advisors	11/07/2022	10,740	0.17	BUY
BlackRock Fund Advisors	11/07/2022	18,258	0.17	BUY
BlackRock Fund Advisors	11/08/2022	-1,489	0.14	SELL
BlackRock Fund Advisors	11/08/2022	5,370	0.14	BUY
BlackRock Fund Advisors	11/08/2022	1,489	0.14	BUY
BlackRock Fund Advisors	11/08/2022	4,296	0.14	BUY
BlackRock Fund Advisors	11/08/2022	4,296	0.14	BUY
BlackRock Fund Advisors	11/08/2022	34,368	0.14	BUY
BlackRock Fund Advisors	11/08/2022	-543	0.14	SELL
BlackRock Fund Advisors	11/08/2022	27,924	0.14	BUY
BlackRock Fund Advisors	11/08/2022	-181	0.14	SELL
BlackRock Fund Advisors	11/08/2022	1,489	0.14	BUY
BlackRock Fund Advisors	11/08/2022	-2,978	0.14	SELL

BlackRock Fund Advisors	11/08/2022	10,740	0.14	BUY
BlackRock Fund Advisors	11/09/2022	-6,444	0.13	SELL
BlackRock Fund Advisors	11/09/2022	-77,328	0.13	SELL
BlackRock Fund Advisors	11/09/2022	2,978	0.13	BUY
BlackRock Fund Advisors	11/09/2022	362	0.13	BUY
BlackRock Fund Advisors	11/09/2022	32,220	0.13	BUY
BlackRock Fund Advisors	11/09/2022	16,110	0.13	BUY
BlackRock Fund Advisors	11/10/2022	1,074	0.14	BUY
BlackRock Fund Advisors	11/10/2022	40,812	0.14	BUY
BlackRock Fund Advisors	11/10/2022	7,518	0.14	BUY
BlackRock Fund Advisors	11/10/2022	19,332	0.14	BUY
BlackRock Fund Advisors	11/10/2022	11,814	0.14	BUY
BlackRock Fund Advisors	11/10/2022	26,850	0.14	BUY
BlackRock Fund Advisors	11/10/2022	7,518	0.14	BUY
BlackRock Fund Advisors	11/10/2022	7,445	0.14	BUY
BlackRock Fund Advisors	11/11/2022	-5,370	0.20	SELL
BlackRock Fund Advisors	11/11/2022	20,406	0.20	BUY
BlackRock Investment Management, LLC	11/11/2022	48,379	0.20	BUY
BlackRock Fund Advisors	11/11/2022	75,180	0.20	BUY
BlackRock Fund Advisors	11/11/2022	12,888	0.20	BUY
BlackRock Fund Advisors	11/11/2022	3,222	0.20	BUY

BlackRock Fund Advisors	11/11/2022	-67,662	0.20	SELL
BlackRock Fund Advisors	11/14/2022	10,740	0.20	BUY
BlackRock Fund Advisors	11/14/2022	-1,074	0.20	SELL
BlackRock Fund Advisors	11/14/2022	290	0.20	BUY
BlackRock Fund Advisors	11/14/2022	109	0.20	BUY
BlackRock Fund Advisors	11/14/2022	32,220	0.20	BUY
BlackRock Fund Advisors	11/15/2022	-103,104	0.23	SELL
BlackRock Fund Advisors	11/15/2022	21,480	0.23	BUY
BlackRock Fund Advisors	11/15/2022	-4,467	0.23	SELL
BlackRock Fund Advisors	11/15/2022	19,332	0.23	BUY
BlackRock Fund Advisors	11/15/2022	17,184	0.23	BUY
BlackRock Fund Advisors	11/15/2022	6,444	0.23	BUY
BlackRock Fund Advisors	11/15/2022	870	0.23	BUY
BlackRock Fund Advisors	11/16/2022	1,489	0.20	BUY
BlackRock Fund Advisors	11/16/2022	8,300	0.20	BUY
BlackRock Fund Advisors	11/16/2022	135	0.20	BUY
BlackRock Fund Advisors	11/16/2022	181	0.20	BUY
BlackRock Fund Advisors	11/16/2022	1,489	0.20	BUY
BlackRock Fund Advisors	11/16/2022	-724	0.20	SELL
BlackRock Fund Advisors	11/16/2022	17,184	0.20	BUY
BlackRock Fund Advisors	11/16/2022	9,666	0.20	BUY

BlackRock Fund Advisors	11/16/2022	9,666	0.20	BUY
BlackRock Fund Advisors	11/16/2022	21,480	0.20	BUY
BlackRock Fund Advisors	11/16/2022	-5,370	0.20	SELL
BlackRock Fund Advisors	11/17/2022	5,370	0.19	BUY
BlackRock Fund Advisors	11/17/2022	20,406	0.19	BUY
BlackRock Fund Advisors	11/17/2022	1,489	0.19	BUY
BlackRock Fund Advisors	11/17/2022	-685	0.19	SELL
BlackRock Fund Advisors	11/17/2022	-69,810	0.19	SELL
BlackRock Fund Advisors	11/17/2022	17,184	0.19	BUY
BlackRock Fund Advisors	11/17/2022	2,148	0.19	BUY
BlackRock Fund Advisors	11/17/2022	17,184	0.19	BUY
BlackRock Fund Advisors	11/17/2022	-12,888	0.19	SELL
BlackRock Fund Advisors	11/18/2022	48,330	0.18	BUY
BlackRock Fund Advisors	11/18/2022	-19,357	0.18	SELL
BlackRock Fund Advisors	11/18/2022	1,370	0.18	BUY
BlackRock Fund Advisors	11/18/2022	25,776	0.18	BUY
BlackRock Fund Advisors	11/18/2022	1,370	0.18	BUY
BlackRock Fund Advisors	11/21/2022	-71,958	0.17	SELL
BlackRock Fund Advisors	11/21/2022	-5,370	0.17	SELL
BlackRock Fund Advisors	11/21/2022	7,518	0.17	BUY
BlackRock Fund Advisors	11/21/2022	9,666	0.17	BUY

BlackRock Fund Advisors	11/21/2022	16,110	0.17	BUY
BlackRock Fund Advisors	11/21/2022	-685	0.17	SELL
BlackRock Fund Advisors	11/21/2022	9,666	0.17	BUY
BlackRock Fund Advisors	11/21/2022	685	0.17	BUY
BlackRock Fund Advisors	11/21/2022	243	0.17	BUY
BlackRock Fund Advisors	11/21/2022	4,467	0.17	BUY
BlackRock Fund Advisors	11/21/2022	13,962	0.17	BUY
BlackRock Fund Advisors	11/21/2022	-10,740	0.17	SELL
BlackRock Fund Advisors	11/22/2022	5,370	0.13	BUY
BlackRock Fund Advisors	11/22/2022	5,956	0.13	BUY
BlackRock Fund Advisors	11/22/2022	6,444	0.13	BUY
BlackRock Fund Advisors	11/22/2022	6,444	0.13	BUY
BlackRock Fund Advisors	11/22/2022	7,445	0.13	BUY
BlackRock Fund Advisors	11/22/2022	-5,370	0.13	SELL
BlackRock Fund Advisors	11/22/2022	135	0.13	BUY
BlackRock Fund Advisors	11/22/2022	-2,055	0.13	SELL
BlackRock Fund Advisors	11/22/2022	109	0.13	BUY
BlackRock Fund Advisors	11/22/2022	8,592	0.13	BUY
BlackRock Fund Advisors	11/23/2022	-6,444	0.15	SELL
BlackRock Fund Advisors	11/23/2022	6,444	0.15	BUY
BlackRock Fund Advisors	11/23/2022	-4,467	0.15	SELL

BlackRock Fund Advisors	11/23/2022	-17,184	0.15	SELL
BlackRock Fund Advisors	11/23/2022	162	0.15	BUY
BlackRock Fund Advisors	11/23/2022	-5,370	0.15	SELL
BlackRock Fund Advisors	11/23/2022	-32,220	0.15	SELL
BlackRock Fund Advisors	11/25/2022	-2,978	0.14	SELL
BlackRock Fund Advisors	11/25/2022	5,370	0.14	BUY
BlackRock Fund Advisors	11/28/2022	-2,978	0.13	SELL
BlackRock Fund Advisors	11/28/2022	-16,110	0.13	SELL
BlackRock Fund Advisors	11/28/2022	17,184	0.13	BUY
BlackRock Fund Advisors	11/28/2022	-685	0.13	SELL
BlackRock Fund Advisors	11/28/2022	-40,812	0.13	SELL
BlackRock Fund Advisors	11/28/2022	7,518	0.13	BUY
BlackRock Fund Advisors	11/28/2022	1,074	0.13	BUY
BlackRock Fund Advisors	11/28/2022	-25,776	0.13	SELL
BlackRock Fund Advisors	11/28/2022	-4,110	0.13	SELL
BlackRock Fund Advisors	11/28/2022	-685	0.13	SELL
BlackRock Fund Advisors	11/29/2022	8,592	0.13	BUY
BlackRock Fund Advisors	11/29/2022	4,467	0.13	BUY
BlackRock Fund Advisors	11/29/2022	-2,148	0.13	SELL
BlackRock Fund Advisors	11/29/2022	-21,480	0.13	SELL
BlackRock Fund Advisors	11/29/2022	-6,444	0.13	SELL

BlackRock Fund Advisors	11/29/2022	290	0.13	BUY
BlackRock Fund Advisors	11/29/2022	20,406	0.13	BUY
BlackRock Fund Advisors	11/30/2022	-567	0.13	SELL
BlackRock Fund Advisors	11/30/2022	3,098	0.13	BUY
BlackRock Fund Advisors	11/30/2022	4,467	0.13	BUY
BlackRock Fund Advisors	11/30/2022	13,962	0.13	BUY
BlackRock Fund Advisors	11/30/2022	4,296	0.13	BUY
BlackRock Fund Advisors	11/30/2022	-23,628	0.13	SELL
BlackRock Fund Advisors	11/30/2022	2,978	0.13	BUY
BlackRock Fund Advisors	12/01/2022	-13,962	0.15	SELL
BlackRock Fund Advisors	12/01/2022	17,184	0.15	BUY
BlackRock Fund Advisors	12/01/2022	-5,956	0.15	SELL
BlackRock Fund Advisors	12/01/2022	4,467	0.15	BUY
BlackRock Fund Advisors	12/02/2022	-1,489	0.14	SELL
BlackRock Fund Advisors	12/02/2022	216	0.14	BUY
BlackRock Fund Advisors	12/02/2022	297	0.14	BUY
BlackRock Fund Advisors	12/02/2022	3,098	0.14	BUY
BlackRock Fund Advisors	12/02/2022	3,098	0.14	BUY
BlackRock Fund Advisors	12/02/2022	-4,296	0.14	SELL
BlackRock Fund Advisors	12/02/2022	327	0.14	BUY
BlackRock Fund Advisors	12/02/2022	4,647	0.14	BUY

BlackRock Fund Advisors	12/05/2022	545	0.13	BUY
BlackRock Fund Advisors	12/05/2022	-12,888	0.13	SELL
BlackRock Fund Advisors	12/05/2022	10,740	0.13	BUY
BlackRock Fund Advisors	12/05/2022	54	0.13	BUY
BlackRock Fund Advisors	12/06/2022	-83,772	0.12	SELL
BlackRock Fund Advisors	12/06/2022	12,392	0.12	BUY
BlackRock Fund Advisors	12/06/2022	3,098	0.12	BUY
BlackRock Fund Advisors	12/06/2022	218	0.12	BUY
BlackRock Fund Advisors	12/06/2022	-2,978	0.12	SELL
BlackRock Fund Advisors	12/06/2022	-10,740	0.12	SELL
BlackRock Fund Advisors	12/06/2022	-4,647	0.12	SELL
BlackRock Fund Advisors	12/06/2022	-5,956	0.12	SELL
BlackRock Fund Advisors	12/07/2022	135	0.12	BUY
BlackRock Fund Advisors	12/07/2022	-10,740	0.12	SELL
BlackRock Fund Advisors	12/07/2022	10,740	0.12	BUY
BlackRock Fund Advisors	12/07/2022	8,592	0.12	BUY
BlackRock Fund Advisors	12/07/2022	4,296	0.12	BUY
BlackRock Fund Advisors	12/07/2022	1,489	0.12	BUY
BlackRock Fund Advisors	12/07/2022	-290	0.12	SELL
BlackRock Fund Advisors	12/07/2022	-4,467	0.12	SELL
BlackRock Fund Advisors	12/08/2022	10,740	0.13	BUY

BlackRock Fund Advisors	12/08/2022	11,814	0.13	BUY
BlackRock Fund Advisors	12/08/2022	7,445	0.13	BUY
BlackRock Fund Advisors	12/08/2022	243	0.13	BUY
BlackRock Fund Advisors	12/08/2022	-10,740	0.13	SELL
BlackRock Fund Advisors	12/08/2022	3,098	0.13	BUY
BlackRock Fund Advisors	12/08/2022	-6,444	0.13	SELL
BlackRock Fund Advisors	12/09/2022	4,647	0.14	BUY
BlackRock Fund Advisors	12/09/2022	4,467	0.14	BUY
BlackRock Fund Advisors	12/09/2022	17,184	0.14	BUY
BlackRock Fund Advisors	12/09/2022	-36,516	0.14	SELL
BlackRock Fund Advisors	12/09/2022	6,196	0.14	BUY
BlackRock Fund Advisors	12/09/2022	1,549	0.14	BUY
BlackRock Fund Advisors	12/09/2022	15,036	0.14	BUY
BlackRock Fund Advisors	12/12/2022	-16,110	0.13	SELL
BlackRock Fund Advisors	12/12/2022	18,258	0.13	BUY
BlackRock Fund Advisors	12/12/2022	11,814	0.13	BUY
BlackRock Fund Advisors	12/12/2022	-25,776	0.13	SELL
BlackRock Fund Advisors	12/12/2022	-10,740	0.13	SELL
BlackRock Fund Advisors	12/12/2022	22,554	0.13	BUY
BlackRock Fund Advisors	12/12/2022	13,962	0.13	BUY
BlackRock Fund Advisors	12/13/2022	1,853	0.15	BUY

BlackRock Fund Advisors	12/13/2022	9,666	0.15	BUY
BlackRock Fund Advisors	12/13/2022	24,702	0.15	BUY
BlackRock Fund Advisors	12/13/2022	25,776	0.15	BUY
BlackRock Fund Advisors	12/13/2022	4,647	0.15	BUY
BlackRock Fund Advisors	12/13/2022	327	0.15	BUY
BlackRock Fund Advisors	12/13/2022	4,647	0.15	BUY
BlackRock Fund Advisors	12/13/2022	6,444	0.15	BUY
BlackRock Fund Advisors	12/13/2022	69,810	0.15	BUY
BlackRock Fund Advisors	12/13/2022	10,740	0.15	BUY
BlackRock Fund Advisors	12/14/2022	1,549	0.25	BUY
BlackRock Fund Advisors	12/14/2022	-81	0.25	SELL
BlackRock Fund Advisors	12/14/2022	4,296	0.25	BUY
BlackRock Fund Advisors	12/14/2022	3,098	0.25	BUY
BlackRock Fund Advisors	12/14/2022	6,196	0.25	BUY
BlackRock Fund Advisors	12/14/2022	64,440	0.25	BUY
BlackRock Fund Advisors	12/14/2022	16,110	0.25	BUY
BlackRock Fund Advisors	12/14/2022	4,647	0.25	BUY
BlackRock Fund Advisors	12/14/2022	21,480	0.25	BUY
BlackRock Fund Advisors	12/14/2022	-3,098	0.25	SELL
BlackRock Fund Advisors	12/14/2022	-8,592	0.25	SELL
BlackRock Fund Advisors	12/14/2022	25,776	0.25	BUY

BlackRock Fund Advisors	12/14/2022	4,647	0.25	BUY
BlackRock Fund Advisors	12/14/2022	10,423	0.25	BUY
BlackRock Fund Advisors	12/14/2022	10,423	0.25	BUY
BlackRock Fund Advisors	12/15/2022	-36,516	0.43	SELL
BlackRock Fund Advisors	12/15/2022	-28,998	0.43	SELL
BlackRock Fund Advisors	12/15/2022	1,512	0.43	BUY
BlackRock Fund Advisors	12/15/2022	-8,592	0.43	SELL
BlackRock Fund Advisors	12/15/2022	6,444	0.43	BUY
BlackRock Fund Advisors	12/15/2022	-23,235	0.43	SELL
BlackRock Fund Advisors	12/15/2022	8,592	0.43	BUY
BlackRock Fund Advisors	12/15/2022	-7,518	0.43	SELL
BlackRock Financial Management, Inc.	12/15/2022	178	0.43	BUY
BlackRock Fund Advisors	12/16/2022	-44,436	0.24	SELL
BlackRock Fund Advisors	12/16/2022	123,510	0.24	BUY
BlackRock Financial Management, Inc.	12/16/2022	-121,601	0.24	SELL
BlackRock Fund Advisors	12/16/2022	545	0.24	BUY
BlackRock Fund Advisors	12/16/2022	-109	0.24	SELL
BlackRock Fund Advisors	12/16/2022	-7,518	0.24	SELL
BlackRock Fund Advisors	12/16/2022	-4,296	0.24	SELL
BlackRock Fund Advisors	12/16/2022	4,467	0.24	BUY
BlackRock Fund Advisors	12/16/2022	-733,565	0.24	SELL

BlackRock Fund Advisors	12/16/2022	-99,870	0.24	SELL
BlackRock Financial Management, Inc.	12/16/2022	-43,114	0.24	SELL
BlackRock Financial Management, Inc.	12/16/2022	-11,479	0.24	SELL
BlackRock Fund Advisors	12/16/2022	109	0.24	BUY
BlackRock Fund Advisors	12/16/2022	-7,518	0.24	SELL
BlackRock Fund Advisors	12/16/2022	-8,592	0.24	SELL
BlackRock Fund Advisors	12/16/2022	-15,036	0.24	SELL
BlackRock Asset Management Ireland Limited	12/16/2022	-233,762	0.24	SELL
BlackRock Fund Advisors	12/16/2022	-10,740	0.24	SELL
BlackRock Fund Advisors	12/19/2022	-15,036	0.20	SELL
BlackRock Fund Advisors	12/19/2022	-244,521	0.24	SELL
BlackRock Fund Advisors	12/19/2022	327	0.20	BUY
BlackRock Financial Management, Inc.	12/19/2022	-14,372	0.24	SELL
BlackRock Fund Advisors	12/19/2022	-8,592	0.20	SELL
BlackRock Fund Advisors	12/19/2022	-18,258	0.20	SELL
BlackRock Fund Advisors	12/19/2022	-14,812	0.24	SELL
BlackRock Fund Advisors	12/19/2022	5,100	0.20	BUY
BlackRock Financial Management, Inc.	12/19/2022	-40,533	0.24	SELL
BlackRock Fund Advisors	12/19/2022	-33,290	0.24	SELL
BlackRock Financial Management, Inc.	12/19/2022	-3,827	0.24	SELL
BlackRock Fund Advisors	12/20/2022	-13,962	0.21	SELL

BlackRock Fund Advisors	12/20/2022	-21,480	0.21	SELL
BlackRock Fund Advisors	12/20/2022	436	0.21	BUY
BlackRock Fund Advisors	12/20/2022	436	0.21	BUY
BlackRock Fund Advisors	12/20/2022	-2,978	0.21	SELL
BlackRock Fund Advisors	12/20/2022	-17,184	0.21	SELL
BlackRock Fund Advisors	12/21/2022	154,081	0.15	BUY
BlackRock Fund Advisors	12/21/2022	4,467	0.05	BUY
BlackRock Fund Advisors	12/21/2022	-12,888	0.05	SELL
BlackRock Fund Advisors	12/21/2022	327	0.05	BUY
BlackRock Fund Advisors	12/21/2022	-17,184	0.05	SELL
BlackRock Investment Management, LLC	12/21/2022	-22,581	0.10	SELL
BlackRock Fund Advisors	12/21/2022	5,956	0.05	BUY
BlackRock Fund Advisors	12/21/2022	-13,962	0.05	SELL
BlackRock Fund Advisors	12/21/2022	189	0.05	BUY
BlackRock Fund Advisors	12/21/2022	-10,740	0.05	SELL
BlackRock Fund Advisors	12/21/2022	1,892	0.05	BUY
BlackRock Fund Advisors	12/21/2022	-2,978	0.05	SELL
BlackRock Fund Advisors	12/22/2022	-7,445	0.14	SELL
BlackRock Fund Advisors	12/22/2022	-1,892	0.14	SELL
BlackRock Fund Advisors	12/22/2022	-327	0.14	SELL
BlackRock Institutional Trust Company, National Association	12/22/2022	-80,910	0.14	SELL

BlackRock Institutional Trust Company, National Association	12/22/2022	-24,093	0.14	SELL
BlackRock Financial Management, Inc.	12/22/2022	-6,432	0.14	SELL
BlackRock Institutional Trust Company, National Association	12/22/2022	-9,892	0.14	SELL
BlackRock Institutional Trust Company, National Association	12/22/2022	-2,596,334	0.14	SELL
BlackRock Institutional Trust Company, National Association	12/22/2022	-568,969	0.14	SELL
BlackRock Fund Advisors	12/22/2022	-246,179	0.14	SELL